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                                                                      Exhibit 20


                       IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE

CHESAPEAKE CORPORATION and
SHEFFIELD, INC.,
                        Plaintiffs,

         V.                           No.

SHOREWOOD PACKAGING
CORPORATION,
                        Defendant.

                                    COMPLAINT

         Plaintiffs Chesapeake Corporation ("Chesapeake") and Sheffield, Inc. ("Purchaser," jointly with Chesapeake, "Plaintiffs") file this action seeking declaratory relief in connection with (i) Plaintiffs' offer to purchase shares of defendant Shorewood Packaging Corporation's ("Shorewood") common stock, and
(ii) Chesapeake's solicitation of written consents from the stockholders of Shorewood to take certain actions without a stockholder meeting.

                             JURISDICTION AND VENUE

         1. This Court has jurisdiction over this action pursuant to 15 U.S.C.
(S) 78aa, 28 U.S.C. (S) 1331(a) and 28 U.S.C. (S) 1337(a).

         2. Venue in this Court is proper pursuant to 15 U.S.C. (S) 78aa and 28 U.S.C. (S) 1391(b).

                                   THE PARTIES

         3. Plaintiff Chesapeake is a corporation incorporated under the laws of the Commonwealth of Virginia with its principal executive offices located in Richmond, Virginia. Chesapeake is primarily engaged in the manufacture and sale of specialty packaging, point-of-purchase displays, and merchandising services. Chesapeake's shares are listed on the New York Stock Exchange ("NYSE"). Chesapeake is a beneficial owner of Shorewood common stock.
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         4. Plaintiff Purchaser is a corporation incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Chesapeake. Purchaser was formed to acquire all of the outstanding shares of Shorewood through the tender offer and merger proposal described below. Purchaser is the record owner of 100 shares of Shorewood common stock.

         5. Defendant Shorewood is a corporation incorporated under the laws of the State of Delaware with its principal executive offices located in New York, New York. Shorewood and its subsidiaries print and manufacture paperboard packaging through operations in the United States, Canada and China.

         6. Shorewood's common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. (S) 781(b), and is listed and traded on the NYSE.

                                THE TENDER OFFER

         7. Plaintiffs commenced today a fully-financed, non-coercive, non discriminatory, all-cash, all-shares premium tender offer for Shorewood's common stock at $17.25 per share (the "Tender Offer"). Chesapeake commenced the Tender Offer by issuing a press release summarizing the terms of the Tender Offer (the "Press Release") and publishing a summary advertisement of the Tender Offer in the national edition of The Wall Street Journal (the "Summary Advertisement").

         8. Shorewood stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $17.25 per share in cash. The $17.25 in cash offered in the Tender Offer represents approximately a 45% premium over the closing price of Shorewood's common stock on November 9, 1999, the last full trading day before Chesapeake made a confidential proposal to acquire Shorewood in a negotiated transaction at $16.50 per share. The $17.25 in cash offered in the Tender Offer represents more than a 28% premium above the closing price of Shorewood's stock on November 17, 1999, the last full trading day before Shorewood disclosed to the markets Chesapeake's confidential proposal. The Tender Offer is conditioned upon, among other things, (i) the tender and purchase of sufficient Shorewood shares to give Plaintiffs a majority of the outstanding Shorewood shares on a fully diluted basis, (ii) the exemption of the Tender Offer from Section 203 of the Delaware General Corporation Law ("Section 203"), and (iii) the redemption or inapplicability of Shorewood's stockholder rights plan (the "Rights Plan").

         9. The Tender Offer is the initial step in a two-step transaction pursuant to which Chesapeake proposes to acquire all of the outstanding shares of Shorewood


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stock. If successful, Chesapeake intends to follow the Tender Offer with a merger or similar business combination with Purchaser or a direct or indirect subsidiary of Chesapeake (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, it is currently anticipated that each then outstanding share of Shorewood (other than shares owned by Chesapeake or any of its subsidiaries or shares held in the treasury of Shorewood) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

         10. The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. (S)(S) 78n(d) and (e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Plaintiffs commenced the Tender Offer by issuing the Press Release and publishing the Summary Advertisement. In connection with the Tender Offer and in accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Plaintiffs will file promptly, and in any event within five business days, a Schedule 14D-1 with the SEC (the "Schedule 14D-1") pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, 17 C.F.R. (S) 240.14d- 3.

         11. Section 14(d) of the Exchange Act, 15 U.S.C. (S) 78n(d), and the rules and regulations promulgated thereunder by the SEC, require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

         12. In addition, Section 14(e) of the Exchange Act, 15 U.S.C. (S) 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer." Plaintiffs have complied fully with the Exchange Act and all rules and regulations promulgated thereunder.



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         13. In connection with the Tender Offer, Plaintiffs will disseminate to
Shorewood's stockholders an offer to purchase containing all material information required by applicable law to be disclosed (the "Offer to Purchase").

                            THE CONSENT SOLICITATION

         14. In furtherance of the Proposed Acquisition, Chesapeake publicly disclosed in the Press Release its intention to solicit written consents from Shorewood's stockholders to take certain actions without a stockholder meeting (the "Consent Solicitation"). The purpose of the Consent Solicitation is to obtain sufficient consents from Shorewood's stockholders in order to (i) amend Shorewood's bylaws to remove the provision establishing a staggered board of directors, (ii) remove all current members of the Shorewood Board, (iii) reduce the authorized number of Shorewood directors to three, (iv) elect to the Shorewood Board three individuals nominated by Chesapeake (the "Nominees"), and
(v) repeal any recent or subsequent amendments to the Shorewood Amended and Restated By-laws (the "Bylaws"). If elected, the Nominees will consider, subject to their fiduciary duties, (i) redeeming the Rights Plan (or amending the Rights Plan to make it inapplicable to the Proposed Acquisition), (ii) approving the Tender Offer under Section 203, and (iii) taking such other actions as may be required to expedite the prompt consummation of the Proposed Acquisition.

         15. Section 14(a) of the Exchange Act, 15 U.S.C. (S) 78n(a), and the rules and regulations promulgated thereunder by the SEC, require that a person soliciting an authorization with respect to any registered security file and disclose certain specific information with respect to the solicitation. Any such solicitor must disclose, among other things, its identity, the date, time and place when the proposed action will be taken, and any substantial interest of the solicitor in the matters to be acted upon. In addition, Rule 14a-9, 17 C.F.R. (S) 240.14a-9, promulgated by the SEC under Section 14(a) of the Exchange Act, provides that "[n]o solicitation subject to this regulation shall be made........ containing any statement of which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

         16. Chesapeake' preliminary materials relating to the Consent Solicitation will be filed promptly with the SEC (the "Consent Solicitation Materials"). Chesapeake believes the Consent Solicitation Materials are in full compliance with

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Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, including Rule 14a-9. Chesapeake will disseminate to Shorewood's stockholders the Consent Solicitation Materials disclosing all material information required by applicable law.

         17. In furtherance of the Consent Solicitation, Purchaser is demanding that Shorewood produce a list of its stockholders and related stocklist materials.

                               DECLARATORY RELIEF

         18. The Declaratory Judgment Act, 28 U.S.C. (S) 2201, provides that
"[i]n a case of actual controversy within its jurisdiction. . . . any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration." Plaintiffs are entitled to a declaratory judgment that the
Schedule 14D-1 and all exhibits thereto and the Consent Solicitation Materials are proper and in compliance with all applicable securities laws, rules and regulations.

         19. Although the Tender Offer, Proposed Merger and Proposed Acquisition are fairly and attractively priced, Plaintiffs reasonably expect that Shorewood will attempt to thwart or delay Plaintiffs' lawful efforts to consummate the Tender Offer and pursue the Consent Solicitation. Plaintiffs believe Shorewood will seek to delay and defeat the Tender Offer and Consent Solicitation through efforts including the filing of a meritless suit claiming that public disclosures and filings made by Plaintiffs in conjunction with the Tender Offer and the Consent Solicitation violate applicable federal securities laws and regulations. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

         20. In the absence of declaratory relief, Plaintiffs will suffer irreparable harm. As evidenced by the course of action that Shorewood has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, Shorewood will likely defend against the Proposed Acquisition and the Consent Solicitation by, among other things, filing false claims designed to delay or defeat the Proposed Acquisition and the Consent Solicitation. A declaratory judgment that the disclosures in the
Schedule 14D-1, the Offer to Purchase and the Consent Solicitation Materials comply with all applicable federal laws will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Tender Offer or the Consent Solicitation under federal law and permitting an otherwise lawful transaction to proceed.


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         21. Plaintiffs therefore request pursuant to the Declaratory Judgment
Act, 28 U.S.C. (S)(S) 2201 and 2202, that this Court enter a declaratory judgment that the public disclosures and documents filed with the SEC by plaintiffs and which are being disseminated to Shorewood stockholders in connection with the Tender Offer and the Consent Solicitation comply fully with all applicable provisions of law.

         WHEREFORE, Plaintiffs respectfully request that this Court:

                  a. declare that Plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule 14D-1, the Tender Offer, the Consent Solicitation or the Consent Solicitation Materials;

                  b. award plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

                  c. grant plaintiffs such other and further relief as this Court may deem just and proper.


                                      /s/ R. Franklin Balotti

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                                      R. Franklin Balotti
                                      J. Travis Laster
                                      Richards, Layton & Finger
                                      One Rodney Square
                                      P.O. Box 551
                                      Wilmington, Delaware 19899
                                      (302) 658-6541
                                      Attorneys for Plaintiffs

Dated: December 3, 1999









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